RMS

18005670

SEC MAIL PROCESSING
Received
FEB 26 2018
WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-17 (MM/DD/YY) AND ENDING 12-31-17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRECHLING ANDERSEN SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SUITE 1750-L 3250 WILSHIRE BLVD.
(No. and Street)

LOS ANGELES (City) CA (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIK BRECHLING ANDERSEN 213-487-3360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TRACTENBERG ELIZABETH
(Name – *if individual, state last, first, middle name*)

2367 CLUBHOUSE DRIVE (Address) ROCKLIN (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, ERIK BRECHLING ANDERSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRECHLING ANDERSEN SECURITIES, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

H. CHANG
Commission # 2071000
Notary Public - California
Los Angeles County
My Comm. Expires Jun 10, 2018

Erik Brechling Andersen
Signature

PROPRIETOR
Title

Erik Brechling Andersen

H Chang (H. Chang)
Notary Public

PLEASE SEE ATTACHED CURRENT CALIFORNIA NOTARY FORM

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of LOS ANGELES }

On 11th January 2018 before me, H.CHANG,NOTARY PUBLIC,
(Here insert name and title of the officer)

personally appeared Erik Brechling Andersen,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

H. CHANG
Commission # 2071000
Notary Public - California
Los Angeles County
My Comm. Expires Jun 10, 2018

Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath or Affirmation

(Title or description of attached document)

Annual Audited Report Form X-17A-5

(Title or description of attached document continued)

Number of Pages _____ Document Date_________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  _______________ (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other _______________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Owner
Brechling Andersen Securities
Los Angeles, CA

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Brechling Andersen Securities, as of December 31, 2017 and the related statements of income, changes in proprietor's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3(exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the "financial statements"). In my opinion, the financial statements present fairly, in all material respects, the financial position of Brechling Andersen Securities as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brechling Andersen Securities' management. My responsibility is to express an opinion on Brechling Andersen Securities' financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and I am required to be independent with respect to Brechling Andersen Securities in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
I have served as Brechling Andersen Securities' auditor since 2014.
Rocklin, CA
February 3, 2018

Brechling Andersen Securities
(A Proprietorship)

Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$ 13,868
Marketable Securities, at market value	76,830
Other asset	102
Total assets	$ 90,800

LIABILITIES AND PROPRIETOR'S EQUITY

Accrued Expenses	$ 245
Proprietor's equity	90,555
Total liabilities and proprietor's equity	$ 90,800

The accompanying notes are an integral part of these financial statements.

Brechling Andersen Securities
(A Proprietorship)

Statement of Income
Year Ended December 31, 2017

Revenues:	
Mutual fund, including trail commissions	$ 724
Quarterly mutual fund 12(b)-1 fees	9,530
Interest and dividend income	1,462
Unrealized gain on securities	9,710
Total revenues	21,426
Expenses:	
Bank charges	37
Fidelity bond	576
FINRA assessments and fees	2,085
Professional fees	9,666
Rent	7,311
SIPC	3
Telephone	678
Total expenses	20,356
Net income	$ 1,070

The accompanying notes are an integral part of these financial statements.

Brechling Andersen Securities
(A Proprietorship)

Changes in Proprietor's Equity
Year Ended December 31, 2017

Balance, December 31, 2016	$ 78,885
Proprietor's capital contributions	10,600
Net income	1,070
Balance, December 31, 2017	$ 90,555

The accompanying notes are an integral part of these financial statements.

Brechling Andersen Securities
(A Proprietorship)

Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:		
Net income		$ 1,070
Adjustments to reconcile net income to net cash used for operations:		
Unrealized gain on securities	$ (9,710)	
Increase in other assets	(2)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	245	
Total adjustments		(9,467)
Net cash used by operating activities		(8,397)
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Proprietor contributions	10,600	
Net cash used for financing activities		10,600
Net increase in cash		2,203
Cash at beginning of period		11,665
Cash at end of period		$ 13,868

Supplemental cash flow information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 0

The accompanying notes are an integral part of these financial statements.

Brechling Andersen Securities
(A Proprietorship)

Notes to Financial Statements
December 31, 2017

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brechling Andersen Securities (the "Entity"), is a proprietorship and registered as a broker/dealer maintaining its only office in Los Angeles, California. The Entity is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Entity operates pursuant to the (k) (1) Exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Entity is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3 as well as the disclosure of information relating to possession and control requirements pursuant to Rule 15c3-3. The business consists solely of mutual funds.

Method of Accounting

The Entity maintains its records on the accrual basis of accounting.

Income Taxes

The Entity itself is not a taxpaying entity for purposes of federal and state income taxes. Such taxes of the owner are computed on his total income from all sources and, accordingly, no provision for income taxes is made in these statements.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely. Effective December 31, 2017, all broker-dealers must file a copy of its Independent Auditor's Report with SIPC.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Marketable Securities/Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(2) FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

FAIR VALUE (continued)
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on owner's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Entity's own data.)

The following table presents the Entity's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017,

	Level 1	Level 2	Level 3	Total
Securities (NASD common stock)	$ 76,830	$ -	$ -	$ 76,830

Investment in securities at December 31, 2017, consists of trading securities comprised solely of NASDAQ common stock with a fair value of $76,830 and an original cost of $13,000.

Market value is established by using current standards as the securities are on national exchanges and the fair value is determined based on published market prices.

(3) OPERATING LEASE COMMITMENTS

The Entity entered a three-year lease agreement, commencing on April 1, 2015, and expiring on March 31, 2018. The annual rental commitments for years ending December 31, is as follows:

2018	$1,707
Total	$1,707

Rental expense for the year ended December 31, 2017 was $7,311.

(4) NET CAPITAL

The Entity is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2017, the net capital was $73,166, which exceeded minimum net capital by $68,166. The aggregate indebtedness to net capital ratio was not applicable because there was no aggregate indebtedness at that date.

(5) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 3, 2018. No transactions or events were found that were material enough to require recognition in the financial statements.

Brechling Andersen Securities
(A Proprietorship)

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2017

Total proprietor's equity from statement of financial condition		$ 90,555
Less non-allowable assets:		
Other assets	$ 102	
Total adjustments		(102)
Net capital before haircuts		90,453
Haircuts:		
15% haircut on NASDAQ stock (NDAQ)	$ (11,525)	
Undue concentration	(5,762)	
Total haircuts		(17,287)
Net capital		$ 73,166

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Net capital from above	$ 73,166
Excess net capital	$ 68,166

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 245
Ratio of aggregate indebtedness to net capital	.33%
Percentage of debt to debt-equity total Computed in accordance with Rule 15c3-1(d)	N/A

Net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

Brechling Andersen Securities
(A Proprietorship)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2017

Not Applicable - The Entity is not required to prepare a Computation of Reserve Requirement pursuant to Rule 15c3-3 as it is an Entity dealing solely in Mutual Funds transacted directly with the Fund. The Entity does not receive or deliver customer funds or securities and is exempt from Rule 15c3-3 pursuant to Section (k) (1).

Brechling Andersen Securities
(A Proprietorship)

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
December 31, 2017

Not Applicable-The Entity is not subject to the requirements of Rule 15c3-3 Customer Protection - reserves and custody of securities with respect to physical possession or control as set forth in the rule as it does not receive or hold funds or securities and is exempt from SEC Rule 15c3-3 based on Section (k) (1).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

Erik Brechling Andersen
Brechling Andersen Securities
Los Angeles, CA

I have reviewed management's statements, included in the accompanying Brechling Andersen Securities (the "Company") Exemption Report in which (1) Brechling Andersen Securities identified the following provisions of 17C.F.R. §15c3-3(k) under which the Brechling Andersen Securities claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (1)) ("exemption provisions"), and (2) the Brechling Andersen Securities stated that the Brechling Andersen Securities met the identified exemption provisions throughout the most recent fiscal year without exception. The Brechling Andersen Securities' management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brechling Andersen Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 3, 2018

BRECHLING ANDERSEN SECURITIES
MEMBER FINANCIAL INDUSTRY REGULATORY AUTHORITY
MEMBER SECURITIES INVESTOR PROTECTION CORPORATION
ONE PARK PLAZA BLDG.
3250 WILSHIRE BLVD., SUITE 1750 - L, LOS ANGELES, CALIFORNIA 90010
(213) 487-3360

Date 1-1-2017- to 12-31-2017

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

BD Name met the Section 204, 15c3-3 (k) (1) exemption for the period January 1, 2017 to December 31, 2017.

Sincerely,
Erik Brechling Andersen
Name, Title PROPRIETOR